Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Balance Sheet
For the period ending December 31, 2020 and December 31, 2019
Unaudited

	2020	2019
ASSETS		
Current Assets		
Cash	$ 7,026	$ 12,364
Inventory	26,124	39,718
Other	(864)	501
Total Current Assets	**32,286**	**52,583**
TOTAL ASSETS	**$ 32,286**	**$ 52,583**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ (86)	$ -
Accrued Liabilities	2,184	20,327
Credit Cards	11,802	16,776
Other Current Liabilities	-	-
Total Current Liabilities	**13,901**	**37,103**
Long-Term Liabilities		
Notes Payable - Related Party	157,400	115,650
Notes Payable - 3rd Party	-	13,441
Total Long-Term Liabilities	**157,400**	**129,091**
Total Liabilities	**171,301**	**166,194**
Equity		
Capital in Excess of Par Value	192,688	192,688
Retained Earnings	(331,703)	(306,298)
Total Equity	**(139,015)**	**(113,611)**
TOTAL LIABILITIES AND EQUITY	**$ 32,286**	**$ 52,583**
		$ -